DANA HOLDING CORPORATION

3939 Technology Drive

Maumee, Ohio 43537

November 13, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dana Holding Corporation

Form 10-K for the Year Ended December 31, 2014

Filed February 20, 2015

File No. 001-01063

Dear Ms. Raminpour:

Dana Holding Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated November 5, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 10-K.

As discussed with the Staff by representatives of the Company, the Company intends to file its written response to the Comment Letter no later than November 25, 2015. Please contact David S. Huntington at (212) 373-3124 or David E. Sobel at (212) 373-3226, in each case of Paul, Weiss, Rifkind, Wharton & Garrison LLP, should you have any questions or comments regarding this letter.

Very truly yours,

/s/ William G. Quigley III

William G. Quigley III

Executive Vice President and

Chief Financial Officer

cc:	Effie Simpson

Securities and Exchange Commission

Marc S. Levin, Esq.

Dana Holding Corporation

David S. Huntington, Esq., David E. Sobel, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP